Exhibit 99.89

First Phosphate Selected for “Filon” Fastrack Status with the Québec Ministry of Natural Resources and Forests

Saguenay-Lac-Saint-Jean, Québec--(Newsfile Corp. - July 27, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate”) is pleased to announce that its Bégin-Lamarche igneous rock phosphate mining project has been selected for “Filon” support status with the Quebec Ministry of Natural Resources and Forests (“MRNF”), an initiative aimed at accelerating mining projects in Quebec.

The objective of the MRNF’s Filon support is to foster a common understanding of the Bégin-Lamarche phosphate mining project with a view to accelerate its key development milestones. The specialized support to be provided to First Phosphate is intended to facilitate discussions with the government departments and agencies responsible for issuing mining authorizations or permits.

“With the Bégin-Lamarche project, Québec is transforming its geological potential into an economic advantage. By developing a high-purity phosphate deposit intended for the battery sector, we are helping to build a more innovative, more resilient economy focused on future markets. Filon will advance this structural project through a specialized support mechanism.”

Kateri Champagne Jourdain, Québec Minister of Natural Resources and Forests

“We appreciate that the Government of Québec has granted accelerated status to our Bégin-Lamarche igneous rock phosphate project,” said John Passalacqua, CEO of First Phosphate. “Our project holds significant strategic value in helping to onshore the lithium iron phosphate (“LFP”) battery supply chain in North America.”

Announced as part of the Québec Strategy for the Development of Critical and Strategic Minerals 2025-2031, Filon targets critical and strategic mineral projects in Quebec.

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Qualified Person

The scientific and technical information relating to First Phosphate contained in this press release has been reviewed and approved by Steeve Lavoie, P.Geo., Chief Geologist of First Phosphate, who is a Qualified Person within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information

Armand MacKenzie

President

Tel: +1 (514) 618-5289

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the Company’s participation in the Filon program, the support to be provided and the expected outcomes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of newinformation, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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